June 27, 2005

Mail Stop 0409

Edward K. Aldag, Jr.
Chairman, President, Chief Executive Officer and Secretary
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama  35242

Re:	Medical Properties Trust, Inc.
      Amendment No. 5 to Registration Statement on Form S-11,
Filed
June 17, 2005
      Registration No. 333-119957

Dear Mr. Aldag:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary

Our Pending Acquisitions and Developments, page 5

1. Please clarify the source of funds that will be used to acquire the Redding, California and Denham Springs, Louisiana properties. The heading under which these properties are listed states that proceeds from this offering will be used to pay for the properties, but they are not listed in the "Use of Proceeds" section. Please revise or advise.

Our Portfolio

Our Pending Acquisitions and Developments, page 92

2. We note that the Vibra entities and Mr. Hollinger will be required to act as guarantors of the Redding, CA property. Please clarify whether Mr. Hollinger`s guaranty is capped at $5 million or any other level, consistent with his exposure in the other Vibra transactions.
In addition, please disclose how these guaranties will rank vis-a-vis the guaranties attached to the other Vibra transactions.

Selling Stockholders, page 117

3. Please revise to name the natural persons holding voting control and dispositive powers over all entities listed in the table, unless the entities are public companies, investment companies or wholly-owned subsidiaries of public companies.


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Andrew Mew at (202) 551-3377 or Cicely
Luckey,
Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan, Attorney-Advisor, at (202) 551-
3852, or me at (202) 551-3694 with any other questions.

Sincerely,



Owen Pinkerton
Senior Counsel


cc:	Thomas O. Kolb, Esq. (via facsimile)
	Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

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Edward K. Aldag
Medical Properties Trust, Inc.
June 27, 2005
Page 3